Exhibit 1.01

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080, ext. 18 kcorcoran@articulatepr.com

FOR IMMEDIATE RELEASE

Multiple Sclerosis Society of Canada Uses Pivotal CRM from CDC Software to Reduce Expenses,
Improve Brand Awareness and Grow Revenues

HONG KONG, ATLANTA—April 9, 2008—CDC Software, a wholly-owned subsidiary of CDC Corporation and a provider of industry-specific enterprise software and services, announced today that the Multiple Sclerosis Society of Canada (MS Society) has reported record-breaking revenues and cost savings since the implementation of CDC Software’s Pivotal CRM.

“The annual operating savings are easily in the six figures,” affirms David Arbuthnot, vice president of IT, Multiple Sclerosis Society of Canada. “Six years ago, we raised $80,000 online; this year, we’ll raise over $6 million. We have achieved record revenues year-after-year, and we know Pivotal CRM has played a strong role in that growth.”

As one of the leading health charities in Canada, the MS Society of Canada receives roughly 85 percent of its funding through donations and special events, but its “customers” extend well beyond the donor. With many fundraising events held across the country each year, event participants and volunteers who help make each event a success are customers as well. The MS Society also solicits large corporations, foundations, and government bodies for donations and/or event sponsorship. Building successful relationships with all these customers is critical. Without this support, the MS Society could not offer all that it does, to those it appropriately considers its most direct customers, its members and service recipients.

With more than 120 offices and many different systems and processes to track customer information—ranging from spreadsheets to simple databases to more robust standalone fundraising systems—the Society’s data was disparate and fragmented. Much of the customer information gathered was not maintained from year-to-year. Many offices were continually starting from scratch, making it very difficult to effectively target their direct marketing efforts to past event participants. These challenges made it impossible for the Society to market consistently or effectively across chapters and more difficult to cultivate relationships and uncover new opportunities to deliver better-targeted service.

Through the centralization of MS Society’s customer data into a single system for its 350 users in multiple sectors including marketing, membership, fundraising, major gifts and chapter relations, Pivotal CRM allowed the organization to achieve a 360-degree view of each customer, which streamlined operations and marketing efforts.

With Pivotal CRM, MS Society has achieved benefits such as:

•	Eliminated data redundancies and streamlined operations, reduced administrative burdens and achieved significant staff time savings

•	Helped support a 7,500 percent increase over six years in funds raised online

•	Reduced operational costs by more than $200,000

•	Increased online fundraising capacity for event participants

•	Reduced tax receipting cycles by 50 percent

“Donors, participants, and volunteers are the lifeblood of a charitable organization,” notes Arbuthnot. “Being able to provide accurate information and easy access to data helps with the retention of all these stakeholders. Our people needed a system that is easy to use and allows for instant results. We are meeting these critical needs with Pivotal CRM.”

Furthermore, flexibility and cost were a critical aspect of the process. The Society took a close look at the implementation of Pivotal CRM in two other not-for-profit organizations and was immediately impressed with the system’s customization. “The flexibility and ease of the customization were the most important reasons for selecting Pivotal CRM. Considering our limited resources, I don’t think we would have been able to achieve anywhere near the same level of customization with any other product,” said Arbuthnot.

“We are very pleased that this leading non-profit organization is achieving such impressive results with Pivotal CRM,” said Eric Musser, CEO of CDC Software. “Pivotal CRM has long been recognized for its rich functionality, significant flexibility and easy customization capabilities and the measured success at the MS Society is an outstanding example of the value we help to create for our customers with this and our other unique solutions. We are proud to play such a critical role in helping the MS Society realize their goals for business growth and improvements in efficiency.”

About Pivotal CRM

Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly flexible application platform, a full customer relationship management application suite, and best-in-class customization abilities, all with a low total cost of ownership. The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM, please visit www.pivotalcrm.com.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.
These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services,  CDC Games focused on online games, and China.com focused on portals for the greater China markets.  For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About multiple sclerosis and the Multiple Sclerosis Society of Canada

Multiple sclerosis (MS) is a chronic, often disabling disease of the brain and spinal cord. It is the most common neurological disease of young adults in Canada. Most people with MS are diagnosed between the ages of 15-40, and the unpredictable effects of MS last for the rest of their lives. The MS Society is the highest per capita funder of MS research in the world and also provides services to people with MS and their families. Please visit www.mssociety.ca for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal CRM to address the needs of organizations such as the ability to improve efficiencies, improve customer service, drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of Pivotal CRM solutions to address requirements of non-profit organizations; demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow organizations to compete more effectively and changes in the type of information required to compete in their respective industries. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.